FREE WRITING PROSPECTUS	Filed pursuant to Rule 433 Registration Statement No. 333-140456 dated February 11, 2009
Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080
(212) 449-1000
Eksportfinans ASA
Commodity Index Linked Notes linked to the S&P GSCI Official Close Index Total Return due March 23, 2010

Issuer:	Eksportfinans ASA

Issuer rating:	Aa1 (negative outlook) (Moody’s)/AA+ (negative outlook) (Standard & Poor’s)/AA (F.IBCA)†

†   A credit rating reflects the creditworthiness of the Issuer in the view of the rating agencies and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

Specified currency:	U.S. dollars

Aggregate Principal Amount:	$5,000,000.00

Principal Amount per Note:	$1,000,000.00 per unit and integral multiples of $100,000.00 in excess thereof

CUSIP No.:	TBD

ISIN:	TBD

Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch) 4 World Financial Center New York, New York 10080

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	February 11, 2009

Original Issue Date:	February 19, 2009

Maturity Date:	March 23, 2010 (the Stated Maturity Date), unless you have previously exchanged your notes pursuant to the Optional Redemption provision or the notes were previously redeemed prior to maturity pursuant to the Automatic Redemption provision. If the determination of the relevant Final Index Value is postponed to or beyond the second Business Day immediately prior to the Stated Maturity Date due to a Market Disruption Event or otherwise, the Maturity Date will be postponed so that the Maturity Date will be the second Business Day following the date of determination of the relevant Final Index Value.

Index linked note:	Yes. The S&P GSCI Official Close Index Total Return (the Index), or any successor index, subject to the provisions of “Modification to Index” and “Replacement Index” below. The publisher of the Index is Standard & Poor’s (the Index Publisher).

The S&P GSCI Official Close Index Total Return reflects the returns on a fully collateralized investment in the S&P GSCI Official Close Index. This combines the returns of the S&P GSCI with the returns on cash collateral invested in U.S. Treasury Bills. The S&P GSCI Official Close Index is a proprietary index that was created by S&P to provide a liquid and diversified benchmark for commodities investments. The S&P GSCI Official Close Index is currently comprised of futures contracts (each, an Index Component) on 24 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 24 commodities that currently comprise the Index (the Index Commodities) are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (Brent), crude oil (WTI), feeder cattle, gasoil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, silver, soybeans, sugar, unleaded gasoline, wheat (Chicago), wheat (Kansas City) and zinc.

The weight of each commodity in the Index is determined by the average quantity of production as per the last five years of available data. The production weights are designed to reflect the relative significance of each of the constituent commodities in the world economy while preserving the tradability of the S&P GSCI Official Close Index. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, copper, lead, nickel and zinc, which trade on the London Metal Exchange.

Issue Price:	100.00%

Payment at Maturity (or upon redemption):	The Redemption Price.

Redemption Price:	An amount in cash payable on the Settlement Date equal to the sum of the Redemption Amount plus the Interest Amount.

Redemption Amount:	The Redemption Amount you will be entitled to receive on the Maturity Date in respect of each note that you hold will be cash equal to the greater of:

(a) Outstanding Principal per note x (1 + 3 x (Index Result — Fees — T-Bill Yield)), or

(b) $0.00.

Outstanding Principal:	On a Final Valuation Date in relation to the Maturity Date, an Automatic Redemption or an Optional Redemption, the outstanding Aggregate Principal Amount of such note.

Index Result:	Final Index Value / Initial Index Value — 1

Final Index Value:	The official value of the Index as it appears on the Final Valuation Date, as published by the Index Publisher or, if the Index Publisher does not publish such a value, as quoted by another publicly available source selected by the Calculation Agent in its sole discretion or, if no such other source is available, as calculated by the Calculation Agent in good faith, subject, in each case, to the effect of any Market Disruption Event or the discontinuance or modification of the Index.

Initial Index Value:	TBD. The Initial Index Value is the official settlement price of the Index on the Trade Date, subject to a Market Disruption Event.

Fees:	0.40% x Fee Days

Fee Days:	The total number of days from and including the Trade Date up to but excluding the applicable Final Valuation Date divided by 365.

T-Bill Yield:	The yield, expressed as a percentage, equal to the U.S. Treasury Bill return as measured on each date from the day following the Trade Date to and including the applicable Final Valuation Date and calculated pursuant to the following formula:

T-Bill Yield =

Where TBill d-1 means, on each Index Business Day, the 91-day weekly auction high rate for U.S. Treasury Bills, as reported on Reuters screen page “USAUCTION10”, or any successor page, on the most recent day prior to such Index Business Day on which such rate was published, expressed as a money market rate.

Interest Amount:	An amount equal to the interest accrued on the Outstanding Principal of the notes at the Interest Rate Basis specified below (plus the Spread) during each Interest Period. This rate will be set initially on the Original Issue Date and will subsequently reset on each Interest Reset Date. The Interest Amount will be paid on the applicable Settlement Date as part of the Redemption Price. No interest payments will be made until the applicable Settlement Date.

Interest Rate Basis:	USD LIBOR for a maturity corresponding to the designated maturity at 11:00 a.m., London time, on the applicable Interest Reset Date, as reported on the Designated LIBOR Page. The Interest Rate Basis will not be reevaluated even if the Maturity Date is postponed due to a Market Disruption Event at the end of the final Interest Period.

Interest Period:	The period from and including an Interest Reset Date (or, with respect to the first Interest Period, the Original Issue Date) to but excluding the immediately following Interest Reset Date (or, with respect to the last Interest Period, the applicable Settlement Date).

Interest Reset Dates:	Quarterly on the 23rd of each of June, September, and December during which the notes are outstanding, beginning June 2009. If any scheduled Interest Reset Date would otherwise be a day that is not a London Business Day, the Interest Reset Date will be the immediately preceding day that is a London Business Day. A London Business Day is a day on which commercial bank and foreign exchange markets settle payments generally in London.

Interest Payment Date	The applicable Settlement Date.

Minimum Interest Rate:	0.00%

Spread:	-0.25% (minus 0.25 per cent)

LIBOR Maturity:	Three months

Designated LIBOR Page:	Reuters page “LIBOR01” (or any successor or replacement page thereof).

Day count convention:	Actual/360.

Business Day	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a legal holiday or a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York City or Oslo.

Settlement Date:	(i) In the case of the payment at maturity, the Maturity Date, (ii) in the case of an Optional Redemption, the fifth Business Day following the Final Valuation Date in respect of that Optional Redemption, and (iii) in the case of an Automatic Redemption, the fifth Business Day following the Final Valuation Date in respect of that Automatic Redemption.

Optional Redemption:	On any Optional Repayment Date, you may direct Eksportfinans to redeem your notes in whole or in part at the applicable Redemption Price (subject to a minimum Principal Amount of $1,000,000.00 per Optional Redemption and only in increments of $100,000.00 in excess thereof) upon written notice to the Calculation Agent, the Trustee and the Issuer on the form entitled “Option to Elect Repayment” attached hereto as Exhibit A.

Optional Repayment Dates:	Each Index Business Day from and excluding the Original Issue Date to but excluding March 16, 2010, on which notice of the exercise of an Optional Redemption is given in accordance with the terms hereof.

Automatic Redemption:	The Issuer will redeem the notes in full at the applicable Redemption Price if a Trigger Event occurs with respect to such notes. The Final Valuation Date for such Automatic Redemption will be the Index Business Day following the Index Business Day on which the related Trigger Event occurs.

Index Business Day:	Any day on which the Index Publisher is open for business, subject to modification in accordance with the most recent S&P GSCI Handbook.

Trigger Event Date:	A Trigger Event will be deemed to have occurred on the first Index Business Day from and excluding the Original Issue Date to but excluding March 16, 2010, on which the closing level of the Index is equal to or less than 85.00% of the Initial Index Value.

Final Valuation:	(i) In the case of the payment on the Maturity Date, March 16, 2010; (ii) in the case of an Optional Redemption, the Optional Repayment Date, provided that notice of the exercise of the Optional Redemption is received by the Calculation Agent prior to 11:00 a.m., New York time, on such date, or, if such notice is given after 11:00 a.m., New York time, the first Index Business Day following the date on which such notice is given; and (iii) in the case of an Automatic Redemption, the Index Business Day immediately following the Trigger Event Date; provided in each case that if a Market Disruption Event exists on any such Final Valuation Date, such date shall not be considered the Final Valuation Date but the Final Valuation Date shall be determined in accordance with the provisions of “Disruption Fallback” below.

Market Disruption Event:	The occurrence, as determined by the Calculation Agent, of one or more of the following: (i) a material limitation, suspension or disruption of trading in one or more of the Index Components; (ii) the settlement price for any Index Component being a “limit price”; or (iii) the exchange on which any Index

Component trades failing to report or publish a settlement price for such Index Component. The Calculation Agent will inform the Issuer promptly upon determining that a Market Disruption Event has occurred.

Disruption Fallback:	If a Market Disruption Event occurs on a Final Valuation Date, the Calculation Agent will calculate the Final Index Value using (i) for those Index Components that did not suffer a Market Disruption Event on such Final Valuation Date the final settlement prices for such Index Components on such Final Valuation Date and (ii) for each Index Component included in the Index that did suffer a Market Disruption Event on such Final Valuation Date the final settlement price for each such Index Components on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such Index Component was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will make a good faith estimate of the price of the relevant Index Component and, using that price, determine the Final Index Value. (These procedures will also apply to the calculation of the Initial Index value if a Market Disruption Event occurs on the Trade Date).

Modification to Index:	If the Index Publisher changes its method of calculating the Index in any material respect, as determined by the Calculation Agent, then the Calculation Agent may, in its role as the Calculation Agent, make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate the Final Index Value in accordance with such adjustments.

Replacement Index:	If, following the date on which the notes are issued, the Index Publisher ceases to publish the Index and neither the Index Publisher nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to such note shall be calculated by the Calculation Agent in accordance with the formula applied by the Index Publisher to calculate the Index on the last day on which the Index was published.

Calculation agent:	Merrill Lynch Commodities, Inc. (MLCI).

Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for the applicable commodity included in the Index.

Early Redemption for Tax Reasons:	The Issuer cannot redeem the notes prior to maturity (and other than in the case of Automatic Redemption) unless, due to the imposition by the Kingdom of Norway or one of its taxing authorities of any tax, assessment or governmental change subsequent to the date of this issuance of the notes, the Issuer would become obligated to pay additional amounts. If such an imposition occurs, the Issuer may at its option redeem the notes (in whole, but not in part) by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice. In such event, the redemption price will be equal to the fair market value of the notes on the fifth Trading Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on the Issuer and the holders of the notes).

Additional amounts payable:	Yes

Authorized denominations and Minimum Initial Purchase:	$1,000,000.00 and increments of $100,000.00 in excess thereof.

Form of notes:	Book-entry

Listing:	None

Failure to Pay Redemption Amount When Due:	In the event we fail to pay the Interest Amount or the Redemption Amount or the Early Redemption Amount on the Maturity Date, any overdue payment will bear interest from the Maturity Date until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBOR01 page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the Calculation Agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be calculated in accordance with the formula for determining the applicable Early Redemption Amount on the acceleration date.

Other:	The notes are not renewable notes, asset linked notes, amortizing notes, exchangeable notes or zero coupon notes, each as described in the prospectus supplement. There is no extension of maturity in connection with the notes.
“S&P GSCI Official Close Index” and “S&P GSCI Official Close Index Total Return” are trademarks of Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (S&P) and have been licensed for use by Merrill Lynch. The Issuer intends to enter into a sub-license agreement on mutually agreeable terms with Merrill Lynch. The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation, warranty or condition regarding the advisability of investing in the offered notes.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the SEC) in relation to the offering to which this term sheet relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, and the other documents relating to this offering that the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, or any agent or any dealer participating in this offering, will arrange to send you the prospectus and prospectus supplement if you so request by calling toll-free 1-866-500-5408.